SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

MESTEK, INC.

(Name of the Issuer)

MESTEK, INC.

John E. Reed

Stewart B. Reed

(Name of Person(s) Filing Statement)

COMMON STOCK - NO PAR VALUE

(Title of Class of Securities)

590829107

___________________________________________

(CUSIP Number of Class of Securities)

J. Nicholas Filler 260 North Elm Street Westfield, Massachusetts 01085 (413) 568-9571
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
WITH COPIES TO:
Michael L. Pflaum, Esq. Jonathan A. Ain, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200	Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210-2600 (617) 832-1000

This statement is filed in connection with (check the appropriate box):

a.	[X	]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[	]	The filing of a registration statement under the Securities Act of 1933.
c.	[	]	A tender offer.
d.	[	]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

CALCULATION OF FILING FEE

Transaction value*	Amount of filing fee

$9,633,585	$1,030.79

*

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 632,125 shares of common stock for $15.24 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split. The amount of the filing fee was determined by multiplying the Transaction Valuation by $107.00 per million.

☒

Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:	$1,030.79
Form or registration no.:	Schedule 13e-3
Filing party:	Mestek, Inc.
Dates filed:	May 31, 2006

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) initially filed on May 31, 2006, as amended by Amendment No. 1 filed July 3, 2006 and Amendment No. 2 filed July 18, 2006, by Mestek, Inc., a Pennsylvania corporation (“Mestek”), in connection with a proposed going private transaction. At the annual meeting of shareholders, Mestek’s shareholders of record will vote on approval of an amendment to Mestek’s Restated Certificate of Incorporation to effect a 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of Mestek’s common stock.

This Amendment No. 3 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Mestek’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Item 16 of the Schedule 13E-3 is amended by replacing Exhibit (a)(1) and (c)(6) with the following:

Exhibits

(a)           (1) Definitive Proxy Statement of Mestek (incorporated herein by reference to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on July 26, 2006).

(c)           (6) Fair Value Opinion of Houlihan Lokey Howard & Zukin dated as of May 2, 2006 (incorporated herein by reference to Annex C to Mestek’s Schedule 14A filed with the Securities and Exchange Commission on July 26, 2006).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and completed.

Dated: July 26, 2006	MESTEK, INC. By: /s/ J. Nicholas Filler Name: J. Nicholas Filler Title: Senior Vice President-Corporate and Legal Affairs

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